UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

        ☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a presentation and Q&A session by Aventis ("Aventis" or the "Company") on March 5, 2004.

Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov.

Aventis
Rejection of Sanofi Offer
5 March 2004

Welcome

Arvind K Sood

Senior VP, Investor Relations and Financial Communications

I.                                        Preamble

Good afternoon, ladies and gentlemen.  You are well aware of the fact that our management and our supervisory board have unanimously rejected the hostile takeover offer from Sanofi.  This morning we published a press release, indicating that the French stock market authority has approved our official response to this hostile bid by Sanofi.  This response, which includes our rationale for rejecting the offer, is explained in great detail in a document that was sent to you earlier.  To briefly discuss some of the key elements of this document, we have two speakers today: the Chairman of our Management Board, Mr Igor Landau, and the Vice Chairman and CFO, Mr Patrick Langlois.

Following our prepared comments, we will take some time for Q&A.  At this point, I would like to ask Igor to make a few opening comments.

Overview of Rejection of Offer

Igor Landau

Chairman of the Management Board

I.                                        Reasons for Rejecting the Offer
1.                                     Opportunism and Undervaluing Aventis

The reasons why we unanimously rejected the offer are of different natures.  The first reason is that the attempt was very opportunistic and is clearly undervaluing Aventis.  Another of our major concerns, from the point of view of our shareholders, is that this offer, which is mainly in paper, is basically a transfer of major risks, which are, at present, in the Sanofi papers.

2.                                     Difficulty Understanding Synergy Targets

Other concerns linked with this offer include the fact that we have difficulty understanding clearly the synergy targets highlighted by Sanofi, both on the positive synergies that they are referring to, about one third of the total, and in terms of clarity on the cost savings both in terms of timing and whether it should take place.

3.                                     Sanofi Products to Lose Patents

Another concern of this offer is that a number of Sanofi products are either certainly going to lose their patent or might lose their patent in the coming months.  This would translate to a much slower growth for Sanofi, or even for the combined entity, compared to Aventis stand-alone.

4.                                     Sanofi’s Key Shareholders Able to Sell Their Shares at the End of This Year

Our final concern with the offer is that the two key shareholders of Sanofi, representing 44% of the shareholder base, at the end of this year will be free to sell their shares.  This will put a significant overhang on the new company, if the new company was to take place.

II.                                    Introduction to Patrick Langlois

Basically these are the key reasons why we do not think that this offer is in the best interests of our shareholders or our employees.  You will have received the document we sent this morning, and I will ask Patrick to highlight and support each of the points I have just mentioned.

Reasons for the Rejection of the Offer

Patrick Langlois

Vice Chairman of the Management Board and CFO

I.                                        Rejection of the Offer
1.                                     Opportunistic Offer

a.                                     Plavix outcome is uncertain

With regards to why we feel this offer is opportunistic, the Plavix situation is a key element.  There is total uncertainty about the outcome of the Plavix patent litigation.  It is going to take some time.  We feel that there are some important risks related to that.  We feel that it is absolutely important that our shareholders are able to assess the best they can this risk of the patent on the major product.  That is the first point.

b.                                     Sanofi share agreement ends December 2004

The second point, as said before, is that it was before the end of the shareholder agreement that is December 2004.

c.                                      Offer was filed before the provision of Aventis’ earnings release guidance

The third reason is that this offer was made ahead of our earnings release, on 5 February meeting, when we were giving guidance in terms of top-line and in terms of earnings.  We see clearly — and this will start more in 2005 — the acceleration of top-line and strong earnings growth, as well as the announcement of the ‘carve-out’, meaning partnering or divestment of the non-strategic products that we feel should be of value.

To return to the guidance. there are two key features.  Firstly, the acceleration of top-line for the 2005-2007 is a 10-11% sales growth on the pro forma basis, assuming that we have completed the 1.5b carve-out initiative supported by the sales of the existing products and supported by the contribution of the new products, as it was presented on 5 February.  The second feature of the guidance is the strong earnings growth momentum between 2004-2007, where we say that Aventis should grow earnings per share at a rate of about 13-15% per year.

2.                                     Undervaluing of Aventis

On page seven of this short presentation you have received today, you can see why we feel that this offer clearly undervalues Aventis.  The premium proposed to Aventis’ shareholders, about one month prior to the announcement, was about 15%.  The premium proposed the day before the announcement was 3.6%.  Since then there has been an evolution of all the discounts, based on the evolution of the two share prices, which means today that clearly the price should be higher because clearly there is a discount, in terms of the evolution of our shareholder price versus the price being proposed for the offer which is today about 6-7%, depending on which year we look at the share price.  This is depending upon the share price of yesterday or on the target price that is coming up from analysts’ recommendations.

It is important to acknowledge that since 5 February, if you look at the average price target, you see that there has been some re-evaluation of the price target for Avenis after 5 February — around 12.5%.  The price target today is about €61 per share.  Before 5 February, the target price was about €55.

Looking at different measures of the premium, when we compare transactions on unaffected prices for some unsolicited transactions we have seen in France, you have three examples.  We show an average of 45% premium.  When you look at transactions in the pharmaceutical acquisitions — in the Pharma industry — we have a premium of around 46-47%, which has been referred on three large acquisitions.

When you look at page nine, in terms of multiples in terms of 2003 pre-goodwill earnings, the implied multiple of the Sanofi offer is about 16.2 times the 2003 pre-goodwill Aventis earnings, versus the trading average multiple for the industry, which is about 21 times the earnings.  Therefore, even compared to this acquisition in terms of multiples it does not meet the average trading multiples of the pharmaceutical industry.

Another way to look at the undervaluation of this offer is in the contribution, either in terms of EBITDA or net income pre-goodwill, of each of the two companies.  You see what Aventis contributes in terms of earnings and cash flow and you see on the pre-synergy basis how this combination is going to contribute — in terms of earnings’ accretion or dilution — to Sanofi shareholders over Aventis shareholders.  You can see that the gap between the two is very significant.  This is another way to conclude that this offer clearly undervalues Aventis.

3.                                     Impact and Risks for Aventis Shareholders

a.                                     Overview

The risk aspect is very important.  This aspect is relating to the Plavix situation, relating to the evolution of the sales over time on some of the key products of Sanofi over the next three years — which is not going to be compensated by new products coming into the market.  We talked many times about the execution risk, in terms of integration, synergies’ achievement.  We feel that there are going to be many risks due to the fact that there is a need to address a combination and integration of the two global companies.  We have had some strong experience in the past, and recently with the [Punag/Urksburg]? combination merger transaction that was quite successful and a global combination.  We feel that there are many risks on this acquisition and combination.

b.                                     Voting rights

We also talk about the voting rights structure and the by-laws of Sanofi, which means that the shareholders of Sanofi who have more than two years have double voting rights.  They are not proposing to address this issue vis a vis the Aventis shareholders.  Therefore, at the end of the day, Sanofi shareholders will retain this proportion of voting rights in the future.

c.                                      Future share price overhang

There will also be a significant overhang, in terms of the future of the share price, regarding the position of the key shareholders of Sanofi and the position of some Aventis shareholders when we can anticipate some significant selling activities around the acquisition.

d.                                     Plavix

In terms of the Plavix risk, you know the number and the impact if they were to lose patent protection based on some analysts’ reports.  We have put some of these reports on page 12.  There are significant earnings impacts with this and significant impact on the Sanofi share price, which is about €20.

e.                                      Sanofi’s existing portfolio

Plavix is key, of course, but when you look at the overall portfolio of Sanofi, the risk is not limited to Plavix.  We are aware that patent expiration is due for some other key products: Eloxatine for Europe is around 2006, and outside the US in 2007.  On the Stilnox/Ambien, patent expiration is in 2006.

They are working on a slow-release formulation that could be on the market in 2007, trying to capture part of the market.  But in terms of competition, there will be two other products that are effective, which could be on the market in 2004-2005.  In terms of sales risk for the key products of Sanofi beyond Plavix, there is much uncertainty and risk.

f.                                         Sanofi’s product pipeline

In terms of the pipeline, they will continue based on what was disclosed and what could be the product launch in 2004-2006 on the Sanofi-Synthélabo side.  There they have one potential blockbuster, Rimonabant.  On that side also, you have what we expect to launch.  These have all been submitted for approval and there is a potential sales of these products.  We feel that, in terms of new products coming to the market, the Sanofi side is not going to be able to offset the risk on the sales and the existing product portfolio.

4.                                     Proposed Synergies Lack Justification

The 1.6b synergies need more support, detail and justification.  Of course you know that part of this is related to sales synergies.  Any combination creates uncertainty.  When you try to organise, for example, a sales force, you lose the momentum.  We therefore question seriously the ability to generate positive synergies from the top line.  On the cost synergies, which should be around [€1b]?, we feel that nothing can be challenged on the amount.  The only question we have is on the timing of the interrogation of the synergies.

II.                                    Conclusion

Those are some of the communications we wanted to make, supporting our key elements of our answer to this Sanofi proposal.

Strategy

Igor Landau

Chairman of the Management Board

I.                                        Strategies
1.                                     Geographic Strategies

As far as strategy, we think that the proposed combination presents limited benefits for Aventis, strategically.  The first point is that the combination will dilute the proportion of sales in the US.  On the other hand, it will increase the reliance on European markets.  We are convinced that if you want to be a successful pharmaceutical company, you have to be more and more present in the key markets of the world, especially in the US, which represents close to 47% of the world market.  It is growing faster than all the markets.  It is also important to be present in Japan.  We do not see an improved balance in a geographic sense by the proposed combination.

2.                                     Franchise Strategies

The second strategic point is that we are convinced that in order to succeed in the pharmaceutical industry, it is very important that you have strength in each area.  We do not see how this combination is going to materially reinforce our position in our key franchises in vaccine, thrombosis, respiratory or diabetes.  Oncology would be the only area where we could see some improvement, through Eloxatine.  But, as was mentioned, Eloxatine is going to lose its patent in Europe in 2006 and will probably be challenged, as of 2007, after they lose that exclusivity.

Strategically, geographically we do not think that it is an improved balance.  In terms of strength by therapeutic area, we do not see it either.  In terms of ability to attract partners, we are convinced that innovation will come more from your own lab than from collaboration with outside entities.  We also do not see a lot of experience in Sanofi as it is now in attracting these partnerships.  Their experience has been quite different from the experience we have accumulated in almost 13 years in being truly global, and having the experience of merging global entities.  Their experience has been mainly a French experience, in terms of merger.

3.                                     No Small Products, No Small Countries

The final point is that we are a little puzzled by the stated point made by Sanofi: ‘there are no small products, no small countries’.  We have had this strategy since we created Aventis too.  We focus our efforts behind a limited number of products that had high potential, and we focus on the proper market, and this is what drives success.  We have seen it within Aventis when you look at the improvement of our profitability in the last four years, which was directly driven by our push in the US and the concentration behind our strategic products.

Therefore, strategically, we are not convinced that this company is going to improve the strategic positioning of Aventis as it stands today.  Even more so, if you take into account the risks on a number of products that Patrick mentioned.

II.                                    Conclusion

To conclude, we can only repeat that we do not feel that this offer is in the interests of our shareholders or our employees, compared to what we are today and what we are expected to deliver.  We have reasonable confidence in our sales and earnings growth outlook.  We have a number of products which have either already been launched, such as Actonel, Lantus, our flu vaccines.  We have Ketek, which we are expecting to launch in the US this year, which has blockbuster potential.  If Genasense proves efficacious on tumours, that could be another important blockbuster.  We also have Alvesco.  We are convinced that as soon as we put the combination on the market, we will have another blockbuster.  These are products for the future.  There is also Sculptra that we hope to put on the market this year.  We believe that we have now what is needed to fuel future growth.  Compared to the offer we have, our shareholders are better off by keeping their shares, but we are also exploring as aggressively as we can, all other options that we could take to maximise shareholder value in the coming months.

Questions and Answers

Jerome Berton, ING Financial Markets

I have two quick questions.  The first is related to you saying that you were not interested in merging with Sanofi at the full-year results meeting, when you said that you were studying all the opportunities and you would agree to combine with someone but only to become first and not number three worldwide.  You said that you are not interested in Sanofi because of its size and implementation, but theoretically, would you say the same thing about Novartis?

The second question is for Patrick Langlois.  Could you give us some highlights with regards to the impact on the EPS, related to an eventual loss of your Lovenox trial?

Igor Landau

The reason why we feel that a combination with Sanofi does not go in the right strategic direction has to do with the geographic distribution of the sales, exposure in the key market relative to Europe, and with how you reinforce yourself in your key therapeutic franchises.  It is clear that on these two strategic aspects, we do not see a lot of benefits for Aventis.  There are a number of other companies that, if we were convinced it would improve the value for our shareholders with what they have, there are a number of other companies that would provide a much better geographic distribution and better therapeutic fields than Sanofi.  Of course, if something different to Sanofi’s strategy was to be the strategy recommended by us or our supervisory board, these two would be very important.

Patrick Langlois

On the Lovenox question, we feel fairly confident about what could happen to Lovenox for reasons we have explained several times.  You know the sales of Lovenox worldwide, which are about one billion.  It is a fair margin product.  We are investing a lot on communications, but again our position is that we feel very strongly about our ability to prevail on this Lovenox patent question.

Jo Walton, Lehman Brothers

Two quick questions.  Given that you have challenged the AMS and you have court cases still outstanding, could you give us your idea of a timetable for this bid?  Secondly, looking at the Plavix patent, you have said several times that you think it is at risk.  I was expecting to see more of an insight into why you thought the Plavix patent would be lost, but looking through the document, there is just one brief paragraph.  I wondered if you could expand on why you think this patent is so weak, whereas your Lovenox case is so strong.  I understand the Lovenox argument.  I do not understand, perhaps appropriately, why the Plavix patent is so weak.

Igor Landau

In terms of the timetable, the only thing that looks clear today is that the tender offer of Sanofi is not going to close before, at the earliest, the end of May or early June.  This is because the appeal court is looking at the case on 6 May.  They will need two to three weeks to come up with a judgement, and the offer then closes eight days after that.  This means that, from this perspective, the offer will not close before that moment.

If we were to win this case, then the offer will collapse.  There are other uncertainties linked to the timing, in particular linked to the moment when Sanofi is going to file to get approval from the FEC.  After that, they will receive an agreement from the FEC in the next 30 days.  This is an element that can also play with the timing depending on the moment when they file, and the ability of the FEC to give them a clear go.  If that was not the case, the offer will also collapse.  These are the two comments I can make about the timetable.

As far as the patent risk with Plavix, it is something that we have been studying intensively since we have received the offer.  We had no reason to spend the time before.  We do it not only internally, but with the help of outside experts.  We are convinced that, after this review, there is [potential]?, contrary to what we hear from the other side, where there is no reason to worry.  We do not share this argument at all.  In the coming weeks, we are embarking on an effort to explain why we think that the risk is real.  We are not saying that the patent is lost.  We are only qualifying the risk as we see it.  It is a real risk.  The reason behind it you can already find in some public reports.  We concur with analyses from Bear Stearns, or from Deutsche Bank, for example.  Also, in the next week, we are going to explain what are the points, in our opinion, to take into consideration, and why our shareholders should be aware that it is a real risk.  As you know, either you win or you lose.  You cannot half win or half lose.  Basically, if they lose, we are talking about €20 a share.  It is [excitable] when you are offered paper.

As far as Lovenox, the simple answer is that we are talking about a product that is, by substance, totally different.  The key defence of Lovenox is that it is biological and the molecular structure is not fully characterised.  This means that unless any generic manufacturer would carry out clinical trials to demonstrate that his product has the same clinical efficacy as Lovenox, the probability of it being approved is not that great.  Lovenox is really a very special case.  On top of our patents, we think the defence argument is essential.

Jo Walton, Lehman Brothers

Just briefly, you suggested at the time of your initial rejection that you had contacted the European Union to make sure that there would be no interference in this from the French Government.  Have you had any update on that?

Igor Landau

We think that this offer is a matter, in the end, for the shareholders.  It is not something to be decided by any Government.  In the four weeks, I have not seen any involvement whatsoever of any government.  This was speculation in the first place, which has been put back where it should be.

[Frederick Dissou], [Exan]

I have two quick questions.  Firstly, on the gross profile, in terms of EPS, the guidance includes Allegra.  What would be the average growth for 04-07 if you were to lose Allegra in say 05-06?  The second question is on the merger partner.  You mentioned a possible alternative scenario with perhaps another partner or partners, but from the reasons you made in regards to the offer made by Sanofi, this partner would have to grow faster than Aventis to have a very low risk profile, to have synergy targets that we could understand, and to offer a better advantage to Aventis.  Is that really feasible?  Is there such a partner in the market?

Igor Landau

I will leave Patrick to answer the first question.  On the second one, you will understand that we do not want to make comments on this subject at this particular point in time.

Patrick Langlois

On the first question, I do not have the calculation, but as we told you on 5 February that in case we lose Allegra — and it was based on the 2005 shares - that we lose 1.2b and we will lose about 50 cents per share that year and for the following years.  Again, the way we came up to the number of 50 cents, which is the loss of contribution of Allegra on one side, and going into other transactions when we sell the rights of Allegra to someone who could market the product.  So it is about 50 cents that we lose if we lose Allegra.

Frederick Dissou, Exan

In terms of growth, do you have a calculation?

Patrick Langlois

You can do it easily.  If you have the number of 13-15%, excluding Allegra, on the base, you can make the calculation.  It is around 10 or something like that.  I do not know the exact calculation, but you can do it easily.

[Christine Knight], [Pargills]

I have a question on patent litigations.  There are many pharmaceutical companies in the world right now that have patent litigations going on.  In Aventis’s mind, which of these companies do not have patent litigations that would impose a substantial threat if they would become a white knight?

Igor Landau

I am sorry, but I must answer as I did before.  We are working on a different scenario.  If one or more do materialise at some point, we will be able to comment on them at that moment.  Today it is not the case, so I do not want to comment on something that is purely speculative.

Christine Knight, Pargills

What is not speculative, however, is that you have mentioned that there are other more attractive partners that Aventis could consider.  Just on the basis of that comment, I was wondering.

Igor Landau

Sorry, I do not want to comment further on the topic.

Alexandra Hauber, Bear Stearns

I have two follow-up questions.  Firstly, coming back on the potential merger partner — which we assume would only be really an option if it is a friendly deal — do you have any sort of minimum price, until which you will not even talk?  One could argue that if it is a friendly deal, there could be a lower premium?

Secondly, I have a follow-up on Jo’s question.  You said you will, within the next week, talk more about the risk in Plavix.  I was wondering, since you mentioned you were still conducting the analysis, whether there were some certain timelines, as your internal or external experts would have concluded their analysis, to talk about this subject in more detail?

Igor Landau

We have some time before the offer closes.  We know that our shareholders, for the moment, are waiting until the end before making a decision so they can take it with the maximum knowledge.  This information we want for different means.  First, to our shareholders concerning Plavix, which will take place during the course of March.

Alexandra Hauber, Bear Stearns

There is no incremental piece of information that you are waiting for?

Igor Landau

We are putting it together in a comprehensive form.  What was the other question?

Alexandra Hauber, Bear Stearns

We would assume that a white knight is most likely.  The only alternative is really only a friendly deal.  Is there some sort of limit before which Aventis will not even start talking?

Igor Landau

Since 26 January, we have been looking at what is in the best interests of our shareholders and our employees.  We can only react to something that is on the table, and we will look at it with this concern in mind.  At the moment we have only one thing on the table, so it is easy for us to talk about it and give our reasons in this case why we do not like it.  If we have other offers, then we will look at them with the concern that I just mentioned and react appropriately.

Alexandra Hauber, Bear Stearns

So there is no upfront condition to any possible combination.

Igor Landau

As I said, to make sense both for shareholders and employees.

Karl-Heiz Koch, Lombard

I have just one question regarding one passage in your press release released this morning, relating to the adverse consequences of the important alliances in case of such a transaction.  You specifically mentioned Exubera and Actonel.  Could you shed a little more light on that, and how these alliances would change any other deal?

A second question: could you remind us where you stand with the FDA on the approval of Ketek?  Finally, how you account for Exubera again?

Igor Landau

On Ketek, the action date is 16 April.  By then we will know exactly what happens.  However, we are quite confident, with all the work that has been done in the past two years, that the result is going to be positive.  On the other question, linked to a change of control, by definition these agreements are confidential.  The only point we are making in the press release you are referring to, is that we are giving two examples on products that we are engaged in partnership, and that this is going to give certain rights to our partner which are not going to be as beneficial in the [new form]? than they have for the moment for Aventis.  We cannot give the exact amount, however, because of the agreement I was just referring to.

Patrick Langlois

On Exubera, we said that we will be more precise later in the year in the way it will be accounted in the future.  It is clear that we are not going to [inaudible].  There will be a limited sales impact, but of course it is profit-sharing that will be in our P&L.  We will get into more of the specific accounting treatment of P&L impact in due time later this year.

[Ken Oraki], [Namora Securities]?

This is a follow-up question.  In terms of the issue of change of control, according to your press release, the examples you gave of Exubera and Actonel would be negatively affected by new companies.  Is there any other major contract with, for example, [Artona, Octava], where there is any possible negative impact for new companies?

Igor Landau

No, in terms of contract, we do not see any meaningful impact.  There could be some smaller other alliances, perhaps on the side, but the two most important are the ones you have just mentioned.

Closing Comments

Arvind K Sood

Senior VP, Investor Relations and Financial Communications

I.                                        Closing Comments

I would like to thank everyone for their participating this afternoon.  If you have follow-up questions or comments, please feel free to give us a call.  The investor relations team is at your disposal.  Thank you for your participation.

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